Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

CAVU Venture Partners II L.P.

Signature: /s/ Brett Thomas
Name/Title: Manager of General Partner of General Partner
Date: May 15, 2026

CAVU Venture Partners III L.P.

Signature: /s/ Brett Thomas
Name/Title: Manager of General Partner of General Partner
Date: May 15, 2026

CAVU Venture Partners IV L.P.

Signature: /s/ Brett Thomas
Name/Title: Manager of General Partner of General Partner
Date: May 15, 2026

TNG Investors LP / DE

Signature: /s/ Brett Thomas
Name/Title: Manager of General Partner of General Partner
Date: May 15, 2026